DLA Piper LLP (US) 33 Arch Street, 26th Floor Boston, Massachusetts 02110-1447 www.dlapiper.com

Michael S. Turner
michael.turner@dlapiper.com
T	617.406.6014
F	617.406.6114

March 25, 2011

By EDGAR Correspondence

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Attn: Damon Colbert

Re:                             Animal Health International, Inc.

Form 10-K

Filed September 10, 2010

File No. 001-33273

Dear Mr. Colbert:

Reference is made to the staff’s letter to Animal Health International, Inc. (“the Company” or “AHII”) dated March 11, 2011.  In such letter, the staff requested a response from the Company within 10 business days, or March 25, 2011.  The Company’s outside audit partner is unexpectedly unavailable today to assist the Company and finalize the response to the staff.  Pursuant to our conversation, the Company would respectfully request an extension until Monday, March 28, 2011.

If you have any questions related to the above, please feel free to contact me at (617) 406-6014.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael S. Turner

Michael S. Turner
Partner